SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 12b-25
Notification of Late Filing
Commission File Number: 0-01084370
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(Check one)
[X]		Form 10-K and Form 10-KSB
[ ]		Form 11-K
[ ]		Form 20-F
[ ]		Form 10-Q and Form 10-QSB
[ ]		Form N-SAR
For the period ended April 30, 2006

[ ]		[ ] Transition Report on Form 10-K and Form 10-KSB
[ ]		[ ] Transition Report on Form 20-F
[ ]		[ ] Transition Report on Form 11-K
[ ]		[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ]		[ ] Transition Report on Form N-SAR
For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:		WorldTradeShow.com, Inc.
Address of principal executive office:		9449 Balboa Ave, Suite 114
City, State and Zip Code:		San Diego, CA 92123

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[X]	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, */10- QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_________________________________________________________________________________________________

PART III
NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB,11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

          The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor were not completed and made available to the Registrant in time for the annual report to be filed in a timely manner.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Sheldon Silverman ------------------------- (Name)			(858) ------- (Area Code)	292 9637 ------------- (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		[X] YES	[ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[ ] YES	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exhibits --------- None

WorldTradeShow.com, Inc. ----------------------------------------- (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date		July 31, 2006	By	/s/ Sheldon Silverman ---------------------------------- Sheldon Silverman Chief Executive Officer